FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2002

                                       OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _________ to ________

     Commission file number 333-106868

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                             Inter-Tel, Incorporated
                 Tax Deferred Savings Plan and Retirement Trust
                             1615 South 52nd Street
                                 Tempe, AZ 85281

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Inter-Tel, Incorporated
                             1615 South 52nd Street
                                 Tempe, AZ 85281

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

Independent Auditors' Report...................................................3

Financial Statements:

Statements of Net Assets Available for Benefits................................4
Statement of Changes in Net Assets Available for Benefits......................5
Notes to Financial Statements..................................................6

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at end of year)..............11

                          INDEPENDENT AUDITORS' REPORT

To the Participants and the Plan Administrator of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust:

We have audited the accompanying statements of net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

June 17, 2003
Phoenix, Arizona

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                    ----------------------------
                                                       2002              2001
                                                    -----------      -----------
ASSETS:
  Cash and cash equivalents                         $    47,933      $    33,599
                                                    -----------      -----------

  Investments, at fair value                         34,699,660       36,208,468
                                                    -----------      -----------

  Receivables
    Employer contribution                             1,502,302        1,414,318
    Participant contributions                             1,718           10,778
    Interest and dividends                                6,816           42,103
                                                    -----------      -----------
      Total receivables                               1,510,836        1,467,199
                                                    -----------      -----------

  Total Assets                                       36,258,429       37,709,266

LIABILITIES:
  Excess contribution refund payable                         --           11,434
                                                    -----------      -----------

Net assets available for benefits                   $36,258,429      $37,697,832
                                                    ===========      ===========

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

Additions to net assets attributed to:
  Interest and dividends                                           $    635,385

  Contributions:
   Employer                                                           1,502,302
   Participant                                                        4,775,629
   Rollovers                                                            718,380
                                                                   ------------
     Total additions                                                  7,631,696
                                                                   ------------

Deductions from net assets attributed to:
  Net depreciation in fair value of investments                       7,155,258
  Benefits paid to participants                                       2,305,599
  Administrative expenses                                                63,324
  Other                                                                  54,651
                                                                   ------------
     Total deductions                                                 9,578,832
                                                                   ------------

Asset Transfers to the Plan                                             507,733
                                                                   ------------

  Net decrease in net assets                                         (1,439,403)


  Net assets available for benefits at beginning of year             37,697,832
                                                                   ------------

  Net assets available for benefits at end of year                 $ 36,258,429
                                                                   ============

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN

          The following description of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          GENERAL - The Plan is a defined contribution plan covering all employees of Inter-Tel, Incorporated and its subsidiaries (the "Company"). The Plan is administered by the Company. Effective January 1, 2001, an employee becomes eligible to participate in the Plan subsequent to the pay period in which the employee completes one hour of service. The Plan was established on December 1, 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          CONTRIBUTIONS - Each year, participants may contribute a percentage or dollar amount of their annual compensation to the Plan up to the annual IRS maximum through regular payroll deductions. Participants have the opportunity to change the previously elected percentage or dollar contributions each business day, to be effective at the next bi-weekly payroll period. Eligible participants receive a discretionary matching Company contribution. For 2002, the Company matched 50 percent of the participant's basic contribution limited to six percent of the participant's 2002 compensation. At the Company's discretion, it may allocate profit sharing contributions at the end of each Plan year according to the terms of the Plan.

          PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit a participant is entitled to receive is the participant's vested account balance. Participants may elect to have their accounts invested in mutual funds or common stock of the Company as offered by the Plan, or they may elect to have their accounts invested through individual self-directed brokerage accounts.

          VESTING - Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from other plans into the Plan. Vesting in the Company's matching contribution is based on years of service. The employer contribution portion of each participant account vests starting the first year of service at a graduated amount each year until completing the sixth year of service. After six years, the participant is 100 percent vested in the employer contribution account.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

          FORFEITURES - Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. In 2002, forfeitures totaled $64,938 and are reflected as a reduction of employer contributions receivable and employer contributions at December 31, 2002 in the accompanying financial statements.

          PARTICIPANT LOANS - Participants can borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to a maximum of five years, with the exception of loans for the purchase of a primary residence, which carry a maximum of up to twenty years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the loan administrator. Principal and interest is generally paid ratably through payroll deductions.

          PAYMENT OF BENEFITS - Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death, disability, or retirement, participants or their beneficiaries may elect to receive lump sums or annual installments over a 10 year period.

          PLAN TERMINATION - Although the Company intends to continue the Plan indefinitely for the benefit of its participants, the Company has the right to discontinue its contributions at any time and to terminate or modify the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in all of their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed by the Plan are as follows:

          INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Securities and mutual funds traded on national securities exchanges are valued at the last quoted sales price on the principal exchange on which they are traded. Securities, limited partnerships and real estate promissory notes for which no price is readily available on the valuation date are valued at fair value as determined by the Plan Administrator. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          USE OF ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets, and the reported amounts of changes in net assets during the year. Actual results could differ from those estimates.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

          CONCENTRATIONS OF CREDIT AND INVESTMENT RISK - The Plan provides for various investment fund options, which in turn invest in any combination of mutual and other investment funds. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

          RECLASSIFICATIONS - Certain amounts in the 2001 statement of net assets available for benefits have been reclassified to conform to the current year presentation.

(3)  INVESTMENTS

     Investment information is summarized as follows:

                                                        December 31,
                                                  -------------------------
     Investments at fair value:                       2002          2001
                                                  -----------   -----------
       Common stock                               $ 4,933,982   $ 4,579,931
       Preferred stock                                  1,131           829
       Money market accounts                        5,298,864     4,190,407
       Mutual funds                                22,944,772    25,694,096
       Unit investment trusts                          64,265        19,455
       Participant loans                            1,068,334     1,100,090
       Limited partnerships                            28,716        21,695
       Real estate note                               295,813       534,813
       Promissory note                                 33,583        36,952
       Limited liability company units                 30,200        30,200
                                                  -----------   -----------
            Total investments, at fair value      $34,699,660   $36,208,468
                                                  ===========   ===========

          During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

     Common stock                                 $  (201,703)
     Preferred stock                                      302
     Mutual funds                                  (6,951,945)
     Limited partnerships                               5,399
     Unit investment trusts                            (7,311)
                                                  -----------
                                                  $(7,155,258)
                                                  ===========

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

          Investments that represent five percent or more of the PLAN'S net assets at December 31 are as follows:

                                                                    2002
                                                                 ----------
     CR Suisse Fixed Income                                      $1,824,778
     Growth Fund of America                                       3,558,782
     Inter-Tel, Incorporated Common Stock                         2,453,531
     Invesco Technology II Fund                                   2,339,006
     Invesco Total Return Fund                                    2,029,662
     Janus Worldwide Fund                                         2,405,702
     Schwab Government Securities Fund                            4,303,425
     Schwab S&P 500 - Investor Shares                             2,331,598
     Vanguard Windsor II Fund                                     3,094,771
     Weitz Value Portfolio                                        3,419,215

                                                                    2001
                                                                 ----------
     Dreyfus Disciplined Stock Fund                              $4,428,725
     Inter-Tel, Incorporated Common Stock                         2,363,642
     Investco Technology II Fund                                  4,109,519
     Investco Total Return Fund                                   2,158,077
     Janus Worldwide Fund                                         2,874,776
     Schwab Government Securities Fund                            2,990,201
     Schwab S & P 500 - Investor Shares                           2,287,649
     Vanguard Windsor II Fund                                     2,941,160
     Weitz Value Portfolio                                        3,611,381

(4)  ADMINISTRATIVE EXPENSES

          Substantially all of the Plan's administrative expenses, except for record-keeper fees associated with several specific fund expenses and special transaction fees, are paid by the Company.

(5)  PARTY-IN-INTEREST TRANSACTIONS

          Certain plan investments are shares of common stock of the Company or are funds held and managed by Charles Schwab Trust Company, the asset custodian; accordingly, these transactions qualify as party-in-interest transactions. Such transactions, while considered party in interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party in interest transaction under ERISA. Fees paid and accrued by the Plan to the record-keeper for administrative fees amounted to $63,324 for the year ended December 31, 2002.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(6)  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

          The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

                                                               December 31,
                                                        ---------------------------
                                                            2002           2001
                                                        ------------   ------------
     Net assets available for benefits as reported
       in the financial statements                      $ 36,258,429   $ 37,697,832
      Amounts allocated to withdrawn participants                 --         (3,564)
                                                        ------------   ------------

             Net assets available for benefits as
               reported in the Form 5500                $ 36,258,429   $ 37,694,268
                                                        ============   ============

          The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

                                                               Year Ended
                                                               December 31,
                                                                   2002
                                                               -----------
           Benefits paid to participants as reported
             in the financial statements                       $ 2,305,599
           Less: Amounts allocated on Form 5500 to
             withdrawn participants at December 31, 2001            (3,564)
           Less: Corrective distributions                          (11,569)
                                                               -----------
               Benefits paid to participants as reported
                in the Form 5500                               $ 2,290,466
                                                               ===========

          Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

(7)  INCOME TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service dated January 8, 1992 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (`'the Code") and, therefore, that the related trust is exempt from federal and state income or franchise taxation. Subsequent amendments have been structured to and are intended to maintain the Plan's tax status. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and ERISA, and, therefore, believes that the Plan is qualified and the related trust is exempt from federal and state income or franchise taxes..

                                                         SUPPLEMENTAL SCHEDULE


INTER-TEL, INCORPORATED                             EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                        (C) DESCRIPTION OF INVESTMENT
                                                        INCLUDING MATURITY DATE, RATE
         (B) IDENTITY OF ISSUE, BORROWER, LESSOR          INTEREST, COLLATERAL, PAR
(a)                 OR SIMILAR PARTY                          OR MATURITY VALUE         (D) COST    (E) CURRENT VALUE
---                 ----------------                          -----------------         --------    -----------------
         Common Stock:
             8x8, Inc.                                           2,500 shares               **         $       550
             3Com Corporation                                      100 shares               **                 463
             Abaxis, Inc                                         2,000 shares               **               7,920
             ABM Industries, Inc                                     4 shares               **                  68
             ACLN Ltd.                                             115 shares               **                   1
             ADAPTEC                                               200 shares               **               1,130
             Advanced Viral Research                            13,000 shares               **               1,040
             Aerocentury Corp.                                   3,900 shares               **              12,870
             Agere Systems Inc                                       9 shares               **                  13
             Allianz AG ADR                                        300 shares               **               2,865
             Amdocs Limited                                        200 shares               **               1,964
             American Movil AOR Inc.                               100 shares               **               1,390
             Amylin Pharmaceuticals, Inc                         2,000 shares               **              32,280
             Anheuser Busch Co. Inc.                               102 shares               **               4,952
             Annaly Mortgage Management, Inc                       300 shares               **               5,640
             AOL Time Warner Inc.                                  100 shares               **               1,310
             Applied Materials, Inc.                               600 shares               **               7,818
             Aquila, Inc.                                        2,000 shares               **               3,540
             Asiainfo Holdings, Inc.                             2,000 shares               **              12,680
             Avanex Corp.                                           20 shares               **                  21
             Aware, Inc.                                           700 shares               **               1,526
             Axtive Corporation                                  2,500 shares               **                 425
             Bassett Furniture Industries                          567 shares               **               8,117
             Biocryst Pharmaceuticals                            1,500 shares               **               1,440
             Biogen                                                500 shares               **              20,030
             Biotransplant, Inc.                                   500 shares               **                 225
             Boeing Company                                      2,400 shares               **              79,176

             Brooktrout, Inc.                                      500 shares               **               2,650
             California Amplifier, Inc.                            200 shares               **               1,002
             Calpine Corporation                                 1,000 shares               **               3,260
             Charter Communications                              5,055 shares               **               5,965
             Chevron Texaco Corp.                                1,000 shares               **              66,480
             Cisco System, Inc.                                  5,300 shares               **              69,430
             CKE Restaurants, Inc.                               5,000 shares               **              21,500
             Coca Cola Company                                     240 shares               **              10,528
             Coded Communications Corp.                         15,500 shares               **                   2
             Cohu, Inc.                                            500 shares               **               7,350
             Comdisco Holding Co. Rts                           10,000 shares               **                 820
             Corvis Corp.                                           59 shares               **                  42
             Costco Wholesale Corp.                                300 shares               **               8,418
             Covad Communications Group, Inc.                    5,750 shares               **               5,405
             Critical Path, Inc                                     25 shares               **                  13
             Dell Computer Corp.                                   100 shares               **               2,674
             Deltagen, Inc.                                      2,500 shares               **               1,200
             Digital Lightwave, Inc.                               210 shares               **                 259
             Disney Walt HLDG, Co.                                 193 shares               **               3,148
             Divine Inc.                                            17 shares               **                  24
             DSL.Net Inc.                                        1,000 shares               **                 490
             Dynergy, Inc. Cl A                                    552 shares               **                 651
             Earthlink, Inc.                                     1,001 shares               **               5,455
             Eastman Kodak Company                               3,685 shares               **             129,107
             Edulink, Inc.                                      20,000 shares               **                  52
             EFunds Corp.                                        1,300 shares               **              11,843
             Emulex Corp.                                          600 shares               **              11,130
             Enron Corp.                                            40 shares               **                   3
             Enterasys Networks, Inc.                          350,000 shares               **             546,000
             Exxon Mobile Corp.                                    140 shares               **               4,897
             Foster Wheeler Ltd.                                   900 shares               **               1,044
             Foundry Networks, Inc.                                 87 shares               **                 612
             Frontier Insurance Group, Inc.                        183 shares               **                   1
             Frozen Food Express, Inc.                             270 shares               **                 701
             General Electric Co.                                1,101 shares               **              26,808
             Genome Therapeutics Corp.                           1,900 shares               **               2,945
             Gillette Co.                                          200 shares               **               6,072
             Global Crossing Ltd.                                  515 shares               **                   9
             Global Power Equipment Group                        2,500 shares               **              12,325
             Globalstar Telecom                                    500 shares               **                  26
             Goodrich Corporation                                3,000 shares               **              54,960
             Goodyear Tire & Rubber Company                        371 shares               **               2,526
             Gunslinger Records, Inc.                           42,500 shares               **                 213
             Hewlett Packard Company                               689 shares               **              11,961
             Hollis-Eden Pharmaceuticals                            61 shares               **                 357

             Home Depot, Inc.                                    1,159 shares               **              27,774
             House 2 Home, Inc.                                  2,000 shares               **                   0
             Impath, Inc.                                           16 shares               **                 316
             Infosys Tech Spon Adr                                 300 shares               **              20,865
             Intel Corp.                                         4,899 shares               **              76,277
             International Business Machines                       100 shares               **               7,764
   *         Inter-Tel, Incorporated                           117,338 shares               **           2,453,531
             Iomega Corp.                                        1,050 shares               **               8,243
             Iridium World Communications                           60 shares               **                   6
             ISCO International, Inc.                            5,440 shares               **               1,741
             IVAX Corp.                                             62 shares               **                 752
             J M Smuckers Co.                                        5 shares               **                 199
             Juniper Networks, Inc.                                200 shares               **               1,360
             Kafus Industries, Ltd.                             20,000 shares               **                  14
             Keithley Instruments, Inc.                             34 shares               **                 429
             King Pharmaceuticals, Inc.                            973 shares               **              16,726
             K-Tel International, Inc.                             362 shares               **                  16
             Level 3 Communications, Inc.                          300 shares               **               1,470
             Ligand Pharmaceuticals                                300 shares               **               1,611
             Limited, Inc.                                            1 share               **                  14
             Lipid Sciences, Inc.                                2,000 shares               **               2,460
             Lowes Corp. Carolina Group                            700 shares               **              14,189
             Lowes Companies                                     1,208 shares               **              45,290
             Lucent Technologies, Inc.                             437 shares               **                 551
             Lumenon Innovation Lightwave                          150 shares               **                  20
             Lynx Therapeutics                                   2,500 shares               **               1,025
             Macrochem Corp. Del                                 3,000 shares               **               1,500
             Mangosoft, Inc.                                       250 shares               **                  28
             Maxim Integrated Products, Inc.                        65 shares               **               2,148
             McHenry Metals Golf Corp.                           5,000 shares               **                   1
             McLeod USA, Inc.                                    1,900 shares               **                  38
             McLeodusa Inc.                                        111 shares               **                  93
             Merck & Co., Inc.                                   2,500 shares               **             141,525
             Metromedia Fiber Network                            1,801 shares               **                  18
             Microsemi Corp.                                        31 shares               **                 189
             Microsoft Corp.                                     3,045 shares               **             157,427
             Motorola, Inc.                                        940 shares               **               8,133
             Moving Bytes, Inc.                                 20,000 shares               **               1,800
             Multex Systems, Inc.                                  500 shares               **               2,100
             Nabors Industries, Ltd.                                55 shares               **               1,940
             Napro Biotherapeutics                               2,000 shares               **               1,360
             Neomagic Corp.                                        500 shares               **                 540
             Network Commerce, Inc.                                133 shares               **                   3
             NMS Communications                                    840 shares               **               1,613
             Nokia Corp                                            494 shares               **               7,657

             Nortel Networks Corp.                              14,385 shares               **              23,160
             Northpoint Communication Holdings                   1,000 shares               **                   1
             Northwestern Corp.                                  1,100 shares               **               5,588
             Novell, Inc.                                        4,000 shares               **              13,360
             Oilex, inc                                          9,000 shares               **                   1
             Oracle Corp.                                        2,203 shares               **              23,792
             Palm, Inc.                                             33 shares               **                 518
             Penn Traffic Co.                                      500 shares               **               1,750
             Perot System Corp.                                    150 shares               **               1,608
             Petsmart, Inc.                                      3,700 shares               **              63,381
             Pfizer, Inc.                                        1,000 shares               **              30,570
             Pinnacle Systems                                    4,300 shares               **              58,523
             PNC Bk Corp.                                        1,700 shares               **              71,230
             Polycom                                               286 shares               **               2,722
             Practiceworks, Inc.                                   386 shares               **               3,052
             Priceline.com, Inc.                                   200 shares               **                 320
             Qualcomm, Inc.                                        374 shares               **              13,610
             Qwest Communications International                  2,866 shares               **              14,330
             Read-Rite Corp.                                     2,600 shares               **                 910
             RF Micro Devices Inc.                               2,100 shares               **              15,393
             Ribozyme Pharm, Inc.                                7,500 shares               **               1,800
             Ritchie Brothers Auctioneers                          400 shares               **              12,940
             Saba Software, Inc.                                 2,500 shares               **               2,650
             Save the World Air, Inc.                            5,900 shares               **               2,065
             Scientific Atlanta, Inc.                            4,000 shares               **              47,440
             Sears Roebuck & Company                               430 shares               **              10,296
             Siebel Systems, Inc.                                   28 shares               **                 209
             Sonic Corp.                                           100 shares               **               2,049
             Southtrust Corp.                                    2,000 shares               **              49,700
             Southwest Airlines                                    135 shares               **               1,877
             Spectralink Corp.                                     500 shares               **               3,590
             Starbase Corp.                                         50 shares               **                 137
             Storagenetworks, Inc.                                 154 shares               **                 179
             Sun Microsystems, Inc.                              3,455 shares               **              10,745
             Sysco Corp.                                         1,000 shares               **              29,790
             Target Corp.                                          200 shares               **               6,011
             Targeted Genetics Corp.                             2,000 shares               **                 800
             Teardrop Golf Company                               2,000 shares               **                   8
             Techne Corp.                                          116 shares               **               3,314
             Telaxis Communications Corp.                        1,800 shares               **                 324
             Telefonos de Mexico                                   100 shares               **               3,175
             Telegen Corp.                                       3,790 shares               **                 606
             Terayon Communication Systems                         205 shares               **                 420
             Texas Instruments, Inc.                             3,500 shares               **              52,535
*            The Charles Schwab Corp.                            1,000 shares               **              10,850

             Tyco Intl. Ltd.                                       500 shares               **               8,540
             U. S. Physical Therapy, Inc.                        1,200 shares               **              13,380
             Vitalworks, Inc.                                    1,548 shares               **               5,960
             Vitesse Semiconductor Corp.                            46 shares               **                 100
             Walgreen Company                                      201 shares               **               5,860
             Wal-Mart Stores, Inc.                                 100 shares               **               5,050
             Wattage Monitor, Inc.                               6,000 shares               **                   1
             Worldcom, Inc.                                     70,661 shares               **               9,750
             Worldcom, Inc - MCI Group                              27 shares               **                   4
             Xcelera, Inc.                                          50 shares               **                  31
             Xerox Corp.                                             2 shares               **                  15
             3M Company                                            222 shares               **              27,394
                                                                                                       -----------
                                                                                                         4,933,982
         Preferred Stock:
             Practiceworks 6% B                                    377 shares               **               1,131
                                                                                                       -----------
         Mutual Funds:
             AIM Equity Fund Class A                             1,948 shares               **              24,889
             Artisan Midcap Fund                                   169 shares               **               3,311
             AXA Rosenbert US Small Cap Fund                       118 shares               **               1,097
             Baron Asset Fund                                       59 shares               **               2,034
             Berger Mid Cap Value Fund                             696 shares               **              10,233
             Buffalo Small Cap Fund                                823 shares               **              12,179
             Calamos Growth FD CL A                                 63 shares               **               1,970
             Calvert Income Fund                                   130 shares               **               2,119
             CR Suisse Capital Appreciation Fund                   120 shares               **               1,462
             CR Suisse Fixed Income                            188,510 shares               **           1,824,778
             Dodge & Cox Income Fund                             2,251 shares               **              28,739
             Dodge & Cox Stock Fund                                 33 shares               **               2,931
             Dreyfus Appreciation Fund                           1,628 shares               **              50,787
             Dreyfus Disciplined Stock Fund                           1 share               **                   9
             Dreyfus Premier Emerging Mkts CL A                    241 shares               **               2,671
             Fidelity Magellan Fund                                297 shares               **              23,472
             Franklin Small Cap Growth Fund                      2,437 shares               **              53,491
             Fremont US Micro Cap Fund                           1,136 shares               **              21,568
             Gabelli Growth Fund                                   263 shares               **               4,998
             Growth Fund of America CL F                       192,680 shares               **           3,558,782
             Harbor Bond Fund                                       94 shares               **               1,105
             Harbor International Growth Fund                      155 shares               **               1,024
             Hennessy Cornerstone Growth Fund                      455 shares               **               6,040
             Invesco Leisure Fund                                  710 shares               **              22,605
             Invesco Technology Fund                                60 shares               **               1,037
             Invesco Technology II Fund                        136,068 shares               **           2,339,006
             Invesco Total Return Fund                          97,113 shares               **           2,029,662

             Janus Balance Fund                                  2,148 shares               **              38,397
             Janus Growth & Income Fund                            325 shares               **               7,591
             Janus Mercury Fund                                  1,027 shares               **              15,157
             Janus Olympus Fund                                    150 shares               **               2,991
             Janus Overseas Fund                                   134 shares               **               2,048
             Janus Worldwide Fund                               74,874 shares               **           2,405,702
             Jensen Portfolio, Inc.                              1,446 shares               **              29,022
             Julius Baer Intl Equity Fund                        1,724 shares               **              34,383
             Loomis Sayles Bond Fund                             5,524 shares               **              60,707
             Managers Special Equity Fund                           33 shares               **               1,833
             Meridian Value Fund                                   378 shares               **              10,621
             MFS Research Fund                                      82 shares               **               1,153
             Navellier Mid Cap Growth                            1,678 shares               **              29,094
             NB Genesis Fund                                       123 shares               **               2,418
             NB Ltd Maturity Bond Fund                             431 shares               **               4,174
             Oakmark Equity Income Fund                            256 shares               **               4,613
             Oakmark Fund                                          445 shares               **              13,384
             Oakmark International Fund                            277 shares               **               3,644
             Oakmark Select Fund                                 1,633 shares               **              38,898
             PBHG Clipper Focus PBHG                               233 shares               **               3,078
             Pimco Real Return Fund                              5,368 shares               **              60,445
             Pioneer Mid Cap Value Class A                       3,059 shares               **              53,015
             Prime Retail, Inc.                                    333 shares               **                  42
             Putnam Growth & Income Fund                         3,009 shares               **              42,550
             Putnam Intl Growth Fund CL A                          109 shares               **               1,793
             Royce Low Priced Stock Fund                           534 shares               **               5,208
             Royce Opportunity Fund                                524 shares               **               3,863
             Royce Special Equity Fund                             361 shares               **               5,142
             Royce Total Return Fund                             1,571 shares               **              13,148
             RS Diversified Growth Fund                            274 shares               **               3,874
             Safeco Growth Opportunities                        51,986 shares               **             893,644
   *         Schwab 1000 Fund                                      197 shares               **               4,891
   *         Schwab S&P 500 - Investor shares                  172,201 shares               **           2,331,598
             Scudder Technology Fund                                99 shares               **                 941
             Sound Shore Fund                                      117 shares               **               3,026
             Strong Advantage Common Stock                         580 shares               **               9,263
             Strong Government Securities Fund                     213 shares               **               2,373
             Strong Mid Cap Disciplined Fund                       243 shares               **               3,603
             Strong Ultra Short Fund                             1,508 shares               **              14,190
             Templeton Developing Markets Trust                  1,947 shares               **              19,470
             Templeton Foreign Fund                              8,809 shares               **              73,200
             Thompson Plumb Growth Fund                             83 shares               **               2,889
             Torray Fund                                           105 shares               **               3,394
             Turner Mid Cap Fund                                   192 shares               **               2,827
             Van Kampen Emerging Growth Fund                       114 shares               **               3,231

             Van Kampen Real Estate Sec Fund                       288 shares               **               3,929
             Vanguard F-1 Secs GNMA Portfolio                      258 shares               **               2,778
             Vanguard Growth Index Fund                            633 shares               **              12,619
             Vanguard Healthcare Fund                              522 shares               **              50,225
             Vanguard Index Trust 500 Portfolio                    151 shares               **              12,215
             Vanguard International Growth Portfolio               742 shares               **               9,017
             Vanguard Wellesley Income Fund                      2,030 shares               **              40,388
             Vanguard Windsor II Fund                          148,787 shares               **           3,094,771
             Weitz Value Portfolio                             122,465 shares               **           3,419,215
             White Oak Growth Stock                                 47 shares               **               1,088
                                                                                                       -----------
                                                                                                        22,944,772
         Unit Investment Trusts:
             Ishares S&P Smallcap 600                              800 shares               **              52,080
             Nasdaq 100                                            500 shares               **              12,185
                                                                                                       -----------
                                                                                                            64,265
         Money Market Accounts:
   *         Charles Schwab Money Market Fund                  995,064 shares               **             995,064
   *         Schwab Government Securities Fund               4,303,425 shares               **           4,303,425
   *         Schwab Stock Liquidity                                375 shares               **                 375
                                                                                                       -----------
                                                                                                         5,298,864
         Limited Partnerships:
             Beaconsfield LP Fund I                                    1 unit               **              17,917
             Beaconsfield LP Fund II                                   1 unit               **               8,066
             Kaneb Pipe Line Partners LP                             78 units               **               2,733
                                                                                                       -----------
                                                                                                            28,716

         Limited Liability Company Units
             Angstrom Preferred Holdings, LLC                    20,000 units               **              30,200
                                                                                                       -----------

         Promissory Note:
             Baptist Foundation Promissory Note                Interest rate:
                                                             11.75%; maturity
                                                            date: November 7,
                                                              2012; unsecured               **              33,583
                                                                                                       -----------

         Real estate note:
             Forest Lakes Real Estate                     Interest rate: 14%;
                                                        maturity date: August
                                                          1, 2004; secured by
                                                                  real estate               **             295,813
                                                                                                       -----------

   *     Participant loans                                     Interest rates               **           1,068,334
                                                                 ranging from                          -----------
                                                                6.75% to 7.5%
         Total investments                                                                             $34,699,660
                                                                                                       ===========

*    Denotes a party-in-interest
** Disclosure of historical cost information is not required for participant directed investments.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust has duly caused this report to be signed by the undersigned hereunto duly authorized.

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust


By /s/ Kurt R. Kneip
-------------------------------------------------
Inter-Tel, Incorporated
Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Date: July 8, 2003

                                  EXHIBIT INDEX

Exhibits:

     Exhibit 23.1 - Consent of Independent Accountants
     Exhibit 99 - Section 906 Certification

                                       20